Atlas Copco

Press Release from the Atlas Copco Group

For further information please [redacted]
Fredrik Möller [redacted]t, Industrial Technique
+46 [redacted] 5 92
Joa ner
+44 01 15

Atlas Copco to acquire German service and tightening specialist

Stockholm, Sweden, September 21, 2006: Atlas Copco Holding GmbH has signed a contract to acquire the service and consulting company Technisches Büro Böhm GmbH (TBB), Germany, specializing in tightening technologies. TBB had an annual turnover of approximately MSEK 54 (MEUR 6) in 2005 and 30 employees. The acquisition is expected to close October 31, 2006.

Technisches Büro Böhm GmbH (TBB), based in Bavaria, Germany, specializes in services and consulting for tightening technologies, such as calibration, tightening and process analysis, training and repairs. It is also a distributor of Atlas Copco BLM products. The main customer group is the German automotive industry.

"The service business is very important for Atlas Copco Industrial Technique. With the acquisition of TBB, we will strengthen our offering in the service and consulting area and improve our base for strong growth," says Fredrik Möller, Business Area President, Atlas Copco Industrial Technique.

TBB will be part of Atlas Copco Tools and Assembly Systems within the Industrial Technique business area. It will continue to operate under its current name.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).

Atlas Copco's Industrial Technique business area develops, manufactures and markets industrial power tools, assembly systems, aftermarket products, software and service. It innovates for superior productivity for applications in the automotive and aerospace industry, general industrial manufacturing and maintenance, and vehicle service worldwide. Principal product development and main manufacturing units are in Sweden, Great Britain, France. More information is available on www.atlascopco.com.